SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.)*
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
 (Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
91911K102
 (CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 14, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

21,813,400 (1) (2)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

21,813,400 (1) (2)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,813,400 (1) (2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3% (2)

14.	TYPE OF REPORTING PERSON

IA,

(1)	See Note 1 to Item 5 below.
(2)
Excludes cash-settled swaps disclosed in Item 6 representing economic exposure comparable to 862,500 additional shares of Common Stock (as defined below), which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 22,675,900 shares representing approximately 6.5% of the outstanding shares of Common Stock.

Item 1.	Security and Issuer.
This statement relates to the Common Shares, no par value (the "Common Stock"), of Valeant Pharmaceuticals International, Inc.  (the "Issuer").  The Issuer's principal executive office is located at 2150 St. Elzéar Blvd. West, Laval, Quebec H7L 4A8.
Item 2.	Identity and Background.
(a) Paulson & Co. Inc. (the "Reporting Person" or "Paulson")
(b) The principal business address of the Reporting Person is 1251 Avenue of the Americas, New York, New York 10020.
(c) Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the "Funds"). John Paulson is the President and sole Director of Paulson & Co. Inc.
Information regarding the directors, executive officers and/or control persons of the Reporting Person (collectively, the "Instruction C Persons") is set forth in Schedule A attached hereto.
(d) No Reporting Person or any Instruction C Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person or  any Instruction C Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Paulson is a Delaware corporation. Each of the Instruction C Persons are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The consideration for the purchase of the securities reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson.
Item 4.	Purpose of Transaction.
The Reporting Person acquired the securities disclosed herein based on the Reporting Person's belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.
Effective June 14, 2017, John Paulson, the President of Paulson, was appointed to the Board of Directors of the Issuer. Mr. Paulson expressly disclaims any beneficial ownership of securities beneficially owned by the Reporting Person.
The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  .

Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon approximately 347,906,024 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as disclosed on the  Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2017. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 6.3% of the outstanding Common Stock.
(b)           Number of shares of Common Stock as to which Paulson has:
     (i)      Sole power to vote or direct the vote: 21,813,400 (see Note 1).
     (ii)     Shared power to vote or direct the vote: 0
     (iii)    Sole power to dispose or direct the disposition: 21,813,400 (see Note 1).
     (iv)   Shared power to dispose or direct the disposition: 0
(c) The transactions effected by the Reporting Person during the past 60 days are set forth on Schedule B attached hereto.
(d) See Note 1.
(e) Not applicable.
Note 1: The Reporting Person, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, the Reporting Person possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 21,813,400 shares of Common Stock held by the Reporting Person as of the date hereof.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Person has entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash-settled swaps with respect to 862,500 shares of Common Stock of the Issuer respectively (representing economic exposure comparable to less than 1% of the shares of Common Stock of the Issuer).  The Derivative Agreements provide the Reporting Person with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Person disclaims beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.
Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	June 26, 2017
PAULSON & CO. INC

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer

SCHEDULE A
INFORMATION REGARDING THE INSTRUCTION C PERSONS
The following table sets forth the name, title, principal occupation, business address and place of employment of each of the executive officers and directors of Paulson & Co. Inc.
Name	Title and Principal Occupation	Business Address and Place of Employment
John Paulson	President, Director, Portfolio Manager	1251 Avenue of the Americas New York, NY 10020
Chris Bodak	Chief Financial Officer	1251 Avenue of the Americas New York, NY 10020
Stuart Merzer	General Counsel and Chief Compliance Officer	1251 Avenue of the Americas New York, NY 10020
Andrew Hoine	Director of Research	1251 Avenue of the Americas New York, NY 10020
Linda Forish	Chief Operating Officer	1251 Avenue of the Americas New York, NY 10020

SCHEDULE B
Transactions of the Reporting Person Effected During the Past 60 Days
The following transactions were effected by Paulson & Co. Inc. on the open market during the past 60 days:
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
5/9/2017	Common Stock	(97,500)	12.2976
5/11/2017	Common Stock	2,715,900	13.7080*
5/17/2017	Common Stock	(52,500)	13.7100
6/8/2017	Common Stock	(137,000)	13.2914

*Weighted average price per Share of all purchase and sale transactions by the Reporting Person in the Issuer's Common Stock on this day with prices ranging from $13.6908 to $14.3965.